

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

June 25, 2009

David A. Dodge
Interim Chief Financial Officer
SmarTire Systems Inc.
5781 Lee Boulevard
Suite 208, Box 243
Lehigh Acres, FL 33971

      Re: **SmarTire Systems Inc.**
             Preliminary Proxy Statement on Schedule 14A
             Filed January 15, 2009
             File No. 0-24209

Dear Mr. Dodge:

      We have completed our limited review of your filing and have no further comments at this time. If you have any questions, please contact Tom Jones at 202-551-3602.

                            Sincerely,

                            Peggy Fisher
                            Assistant Director